SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934

(Amendment No.  4)*

Corporate Resource Services, Inc.
(Name of Issuer)

Common Stock, par value $0.0001 per share
(Title of Class of Securities)

22004Y 105
(CUSIP Number)

Kenneth L. Henderson, Esq.
Bryan Cave LLP

1290 Avenue of the Americas

New York, NY 10104

(212) 541-2000
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

January 31, 2011
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d‑1(e), 13d‑1(f) or 13d‑1(g), check the following box:  [ ].

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Exchange Act") or otherwise subject to the liabilities of that section of the Exchange Act but shall be subject to all other provisions of the Exchange Act (however, see the Notes).

1		NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (Entities Only) Tri-State Employment Services, Inc. 75-3033600
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) [X]
(b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS* WC, OO
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Nevada
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 18,631,767 shares of Common Stock
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 18,631,767 shares of Common Stock
	10	SHARED DISPOSITIVE POWER 0
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 18,631,767 shares of Common Stock
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 27.6%
14		TYPE OF REPORTING PERSON* CO

1		NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (Entities Only) TS Staffing Corp. 26-1689291
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) [X]
(b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS* OO
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Florida
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 38,001,402 shares of Common Stock
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 38,001,402 shares of Common Stock
	10	SHARED DISPOSITIVE POWER 0
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 38,001,402 shares of Common Stock
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 56.4%
14		TYPE OF REPORTING PERSON* CO

1		NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (Entities Only) Robert Cassera
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) [X]
(b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS* OO
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 56,633,169 shares of Common Stock
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 56,633,169 shares of Common Stock
	10	SHARED DISPOSITIVE POWER 0
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 56,633,169 shares of Common Stock
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 84%
14		TYPE OF REPORTING PERSON* IN

1		NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (Entities Only) John P. Messina, Sr.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) [X]
(b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS* PF, OO
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 270,000 shares of Common Stock
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 270,000 shares of Common Stock
	10	SHARED DISPOSITIVE POWER 0
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 270,000 shares of Common Stock
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.4%
14		TYPE OF REPORTING PERSON* IN

1		NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (Entities Only) Peter Ursino
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) [X]
(b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS* PF
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 30,000 shares of Common Stock
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 30,000 shares of Common Stock
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 30,000 shares of Common Stock
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.0%
14		TYPE OF REPORTING PERSON* IN

1		NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (Entities Only) Maria Ursino
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) [X]
(b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS* PF
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 30,000 shares of Common Stock
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 30,000 shares of Common Stock
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 30,000 shares of Common Stock
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.0%
14		TYPE OF REPORTING PERSON* IN

1		NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (Entities Only) Thomas Cassera
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) [X]
(b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS* PF
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 490,600 shares of Common Stock
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 490,600 shares of Common Stock
	10	SHARED DISPOSITIVE POWER 0
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 490,600 shares of Common Stock
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.7%
14		TYPE OF REPORTING PERSON* IN

1		NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (Entities Only) John Trippiedi
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) [X]
(b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS* PF
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 12,000 shares of Common Stock
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 12,000 shares of Common Stock
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 12,000 shares of Common Stock
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.0%
14		TYPE OF REPORTING PERSON* IN

1		NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (Entities Only) Yolanda Trippiedi
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) [X]
(b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS* PF
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 12,000 shares of Common Stock
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 12,000 shares of Common Stock
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 12,000 shares of Common Stock
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.0%
14		TYPE OF REPORTING PERSON* IN

1		NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (Entities Only) Jay H. Schecter
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) [X]
(b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS* OO
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 70,000 shares of Common Stock
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 70,000 shares of Common Stock
	10	SHARED DISPOSITIVE POWER 0
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 70,000 shares of Common Stock
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.1%
14		TYPE OF REPORTING PERSON* IN

1		NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (Entities Only) Jason Scheff
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) [X]
(b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS* PF
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 88,317 shares of Common Stock
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 88,317 shares of Common Stock
	10	SHARED DISPOSITIVE POWER 0
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 88,317 shares of Common Stock
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.1%
14		TYPE OF REPORTING PERSON* IN

1		NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (Entities Only) Paul Capozio
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) [X]
(b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS* PF
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 189,611 shares of Common Stock
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 189,611 shares of Common Stock
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 189,611 shares of Common Stock
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.3%
14		TYPE OF REPORTING PERSON* IN

1		NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (Entities Only) Linda Capozio
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) [X]
(b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS* PF
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 189,611 shares of Common Stock
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 189,611 shares of Common Stock
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 189,611 shares of Common Stock
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.3%
14		TYPE OF REPORTING PERSON* IN

This statement constitutes Amendment No. 4 (“Amendment No. 4”) to the Statement on Schedule 13D filed with the Securities and Exchange Commission (“SEC”) on March 16, 2009 jointly by Robert Cassera, an individual (“Cassera”), John P. Messina, Sr., an individual (“Messina”), Thomas Cassera, an individual (“TC”), Peter Ursino and his wife, Maria Ursino, individuals (together “Ursino”), John Trippiedi and his wife, Yolanda Trippiedi, individuals (together “Trippiedi”), and Tri-State Employment Services, Inc., a Nevada corporation (“Tri-State”), as amended and supplemented by Amendment No. 1 to the Statement on Schedule 13D filed with the SEC on August 25, 2009 jointly by Cassera, Messina, TC, Ursino, Trippiedi, Tri-State, and Jay H. Schecter, an individual (“Schecter”), as further amended and supplemented by Amendment No. 2 to the Statement on Schedule 13D filed with the SEC on January 12, 2010 jointly by Cassera, Messina, TC, Ursino, Trippiedi, Tri-State, Schecter, Jason Scheff, an individual (“Scheff”) and Paul Capozio and his wife, Linda Capozio, individuals (together “Capozio”), as amended and supplanted by Amendment No. 3 to the Statement on Schedule 13D filed with the SEC on October 14, 2010 jointly by Cassera, Messina, TC, Ursino, Trippiedi, Tri-State, Schecter, Scheff, Capozio and TS-Staffing Corp. (“TS Staffing”), a Florida corporation, in connection with the ownership of common stock, par value $0.0001 per share, of Corporate Resource Services, Inc., a Delaware corporation (“CRS”) by such persons (as so amended, the “Schedule 13D”).  Each of Cassera, Messina, TC, Ursino, Trippiedi, Tri-State, Schecter, Scheff, Capozio and TS Staffing are referred to as a “Reporting Person” and collectively as the “Reporting Persons.”

Item 3.  Source and Amount of Funds or Other Consideration.

Item 3 of the Schedule 13D is hereby amended and supplemented by adding the following:

Each of Schecter and Messina acquired 50,000 shares of CRS’ Common Stock from NGA, Inc., pursuant to a private sale on December 31, 2010.  The purchase price for each such transaction was $25,000, which amount was paid by Tri-State on behalf of Schecter and Messina.

Pursuant to an Agreement and Plan of Merger, dated as of January 10, 2011, as amended (the "Merger Agreement"), by and among CRS, its wholly owned subsidiary Diamond Staffing Services, Inc., Tri-Diamond Staffing, Inc. (“Tri-Diamond”), Diamond Staffing, Inc. and TS Staffing, CRS acquired Tri-Diamond from TS Staffing for a purchase price of $25,000,000.  The purchase price was paid through the issuance of 29,411,765 shares of CRS' common stock to TS Staffing on January 31, 2011, the date of consummation of the transactions under the Merger Agreement.  The number of shares issued was based upon a negotiated $0.85 price per share for the Common Stock that was determined using historical market prices.  The foregoing description of the Merger Agreement is qualified in its entirety by reference to the Merger Agreement, which is an exhibit to this Amendment No. 4.

Item 5.  Interest in Securities of the Issuer.

Item 5 of the Schedule 13D is hereby amended and supplemented by adding the following:

(a)                 The aggregate percentage of shares of Common Stock reported beneficially owned by each Reporting Person is based upon 67,441,000 shares of Common Stock outstanding as of February 9, 2011, which is the total number of shares of Common Stock outstanding as reported in CRS' Form 10-Q for the three months ended December 31, 2010. (1) Tri-State beneficially owns an aggregate of 18,631,767 shares of Common Stock, or approximately 27.6% of the outstanding Common Stock; (2) TS Staffing beneficially owns an aggregate of 38,001,402 shares of Common Stock, or approximately 56.4% of the outstanding Common Stock; (3) Cassera beneficially owns an aggregate of 56,633,169 shares of Common Stock, or approximately 84% of the outstanding Common Stock, which is comprised of the shares owned by Tri-State and TS Staffing; (4) Messina beneficially owns an aggregate of 270,000 shares of Common Stock or approximately 0.4% of the outstanding Common Stock; (5) TC beneficially owns an aggregate of 490,600 shares of Common Stock or approximately 0.7% of the outstanding Common Stock; (6) Ursino beneficially owns an aggregate of 30,000 shares of Common Stock or 0.0% of the outstanding Common Stock; (7) Trippiedi beneficially owns an aggregate of 12,000 shares of Common Stock or 0.0% of the outstanding Common Stock; (8) Schecter beneficially owns an aggregate of 70,000 shares of Common Stock or approximately 0.1% of the outstanding Common Stock; (9) Scheff beneficially owns an aggregate of 88,317 shares of Common Stock or approximately 0.1% of the outstanding Common Stock; and (10) Capozio beneficially owns an aggregate of 189,611 shares of Common Stock or approximately 0.3% of the outstanding Common Stock.

The aggregate ownership of the Reporting Persons of shares of Common Stock is 57,783,697, and as of the date hereof, 18,631,767 of such shares of Common Stock are owned of record by Tri-State, and 38,001,402 of such shares of Common Stock are owned of record by TS Staffing, each of which corporations are wholly owned by Cassera, 270,000 of such shares of Common Stock are owned of record by Messina, 490,600 of such shares of Common Stock are owned of record by TC, 30,000 of such shares of Common Stock are owned of record by Ursino, 70,000 of such shares of Common Stock are owned of record by Schecter, 88,317 of such shares of Common Stock are owned of record by Scheff, 189,611 of such shares of Common Stock are owned of record by Capozio, 8,000 of such shares of Common Stock are owned of record by Trippiedi and 4,000 of such shares of Common Stock are owned of record by two accounts of which Trippiedi is custodian created pursuant to the Uniform Gift to Minors Act (“UGMA”) for the benefit of Trippiedi’s two children.  Cassera has the sole power to vote or direct the vote and sole power to dispose or to direct the disposition of all of the shares of Common Stock held by Tri-State and TS Staffing reported in this Schedule 13D by reason of his direct ownership and his control of Tri-State and TS Staffing.

(b)                 Rows (7) through (10) of the cover pages to this Amendment No. 4 set forth (i) the number of shares of Common Stock as to which there is sole power to vote or direct the vote and/or to dispose or direct the disposition and (ii) the number of shares of Common Stock as to which there is shared power to vote or direct the vote or to dispose or direct the disposition (in each case including the number of shares of Common Stock as to which there is a right to acquire exercisable within 60 days).

(c)           Item 3 describes all transactions in the shares of Common Stock during the past sixty days by the Reporting Persons.

(d)           No person other than the Reporting Persons are known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the shares of Common Stock subject to this Schedule 13D.

(e)           Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

The description of the Merger Agreement set forth in Item 3 of this Schedule 13D is incorporated herein by reference.

Item 7. Material to be Filed as Exhibits.

                Exhibit 1 –  Joint Filing Agreement

                Exhibit 2 –Agreement and Plan of Merger, dated as of January 10, 2011, by and among CRS, Diamond Staffing Services, Inc., Tri-Diamond Staffing, Inc., Diamond Staffing, Inc. and TS Staffing (incorporated by reference to Exhibit 2.4 of CRS’ Form 10-Q filed with the SEC on February 16, 2011).

                Exhibit 3 – Amendment No. 1 to the Agreement and Plan of Merger, dated as of January 28, 2011, by and among CRS, Diamond Staffing Services, Inc., Tri-Diamond Staffing, Inc., Diamond Staffing, Inc. and TS Staffing (incorporated by reference to Exhibit 2.5 of CRS’ Form 10-Q filed with the SEC on February 16, 2011).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:    February 17, 2011

TRI-STATE EMPLOYMENT SERVICES, INC.

By:	/s/ Robert Cassera
Name: Robert Cassera
Title: President

TS STAFFING CORP.

By:	/s/ Robert Cassera
Name: Robert Cassera
Title: President

/s/ Robert Cassera
Robert Cassera

/s/ John P. Messina, Sr.
John P. Messina, Sr.

/s/ Jay H. Schecter
Jay H. Schecter as Attorney-in-Fact for Thomas Cassera

/s/ Jay H. Schecter
Jay H. Schecter as Attorney-in-Fact for Peter Ursino

/s/ Jay H. Schecter
Jay H. Schecter as Attorney-in-Fact for Maria Ursino

/s/ Jay H. Schecter
Jay H. Schecter as Attorney-in-Fact for John Trippiedi

/s/ Jay H. Schecter
Jay H. Schecter as Attorney-in-Fact for Yolanda Trippiedi

/s/ Jay H. Schecter
Jay H. Schecter

/s/ Jay H. Schecter
Jay H. Schecter as Attorney-in-Fact for Jason Scheff

[Signature Page to Amendment No. 4 to Schedule 13D]

/s/ Jay H. Schecter
Jay H. Schecter as Attorney-in-Fact for Paul Capozio

/s/ Jay H. Schecter
Jay H. Schecter as Attorney-in-Fact for Linda Capozio

[Signature Page to Amendment No. 4 to Schedule 13D]

Exhibit 1

JOINT FILING AGREEMENT

In accordance with Rule 13d‑1(k) under the Securities Exchange Act of 1934, as amended, the undersigned agree to the joint filing on behalf of each of them of a statement on Schedule 13D (including amendments thereto) with respect to the common stock of Corporate Resource Services, Inc. and further agree that this Joint Filing Agreement shall be included as an exhibit to such joint filings.

The undersigned further agree that each party hereto is responsible for the timely filing of such Schedule 13D and any amendments thereto, and for the completeness and accuracy of the information concerning such party contained therein; provided, however, that no party is responsible for the completeness or accuracy of the information concerning any other party making the filing, unless such party knows or has reason to believe that such information is inaccurate.

IN WITNESS WHEREOF, the parties have executed this Joint Filing Agreement on February 17, 2011

TRI-STATE EMPLOYMENT SERVICES, INC.

By:	/s/ Robert Cassera
Name: Robert Cassera
Title: President

TS STAFFING CORP.

By:	/s/ Robert Cassera
Name: Robert Cassera
Title: President

/s/ Robert Cassera
Robert Cassera

/s/ John P. Messina, Sr.
John P. Messina, Sr.

/s/ Jay H. Schecter
Jay H. Schecter as Attorney-in-Fact for Thomas Cassera

/s/ Jay H. Schecter
Jay H. Schecter as Attorney-in-Fact for Peter Ursino

/s/ Jay H. Schecter
Jay H. Schecter as Attorney-in-Fact for Maria Ursino

/s/ Jay H. Schecter
Jay H. Schecter as Attorney-in-Fact for John Trippiedi

[Signature Page to Joint Filer Agreement to Amendment No. 4 to Schedule 13D]

/s/ Jay H. Schecter
Jay H. Schecter as Attorney-in-Fact for Yolanda Trippiedi

/s/ Jay H. Schecter
Jay H. Schecter

/s/ Jay H. Schecter
Jay H. Schecter as Attorney-in-Fact for Jason Scheff

/s/ Jay H. Schecter
Jay H. Schecter as Attorney-in-Fact for Paul Capozio

/s/ Jay H. Schecter
Jay H. Schecter as Attorney-in-Fact for Linda Capozio

[Signature Page to Joint Filer Agreement to Amendment No. 4 to Schedule 13D]